1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

September 9, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

File Nos. 333-92935 and 811-09729

Post-Effective Amendment No. 582

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 582 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust:

iShares MSCI India Small Cap Index Fund (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI India Small Cap Index (the “Underlying Index”). The Underlying Index is a free float-adjusted market capitalization weighted index designed to measure the performance of equity securities of small capitalization companies, whose market capitalization represents the bottom 14% of companies in the Indian securities market. Component companies include consumer discretionary, financial and industrials companies.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. The issuance and redemption of shares generally in cash is specific to this Fund.

NEW YORk     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 513 filed pursuant to Rule 485(a)(1) relating to iShares High Dividend Equity Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 513, filed pursuant to Rule 485(a) on March 24, 2011, relating to the iShares High Dividend Equity Fund. The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Introduction,” “Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information - Taxes When Shares Are Sold,” Shareholder Information - Creations and Redemptions,” “Shareholder Information - Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Additional Information Concerning the Trust - Termination of the Trust or the Fund,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

* * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

cc:	Andrew Josef, Esq. Katherine Drury
Michael Gung
Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).